Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended June 30, 2025
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2025

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended June 30,
($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2025	2024	2025	2024

Revenues (1)	1	12,319	14,582	25,618	27,645
Expenses	1
Purchased Product, Transportation and Blending (1)		8,541	9,746	17,411	18,120
Operating		1,748	1,923	3,377	3,478
(Gain) Loss on Risk Management	17	(92)	21	(77)	62
Depreciation, Depletion, Amortization and Exploration Expense	8,9	1,187	1,238	2,506	2,440
(Income) Loss From Equity-Accounted Affiliates		(43)	(28)	(36)	(37)
General and Administrative		153	175	350	421
Finance Costs, Net	3	114	141	250	276
Integration, Transaction and Other Costs		77	39	79	72
Foreign Exchange (Gain) Loss, Net	4	(353)	55	(353)	154
(Gain) Loss on Divestiture of Assets		(3)	1	(3)	(104)
Re-measurement of Contingent Payments		—	2	—	30
Other (Income) Loss, Net		(26)	(40)	(32)	(130)
Earnings (Loss) Before Income Tax		1,016	1,309	2,146	2,863
Income Tax Expense (Recovery)	5	165	309	436	687
Net Earnings (Loss)		851	1,000	1,710	2,176

Other Comprehensive Income (Loss), Net of Tax	14
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		6	4	8	18
Change in the Fair Value of Equity Instruments at FVOCI (2)	17	(2)	124	(4)	124
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(662)	125	(672)	393
Total Other Comprehensive Income (Loss), Net of Tax		(658)	253	(668)	535
Comprehensive Income (Loss)		193	1,253	1,042	2,711

Net Earnings (Loss) Per Common Share ($)	6
Basic		0.47	0.53	0.94	1.16
Diluted		0.45	0.53	0.92	1.15

(1)Comparative periods reflect certain revisions. See Note 21.
(2)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		June 30,	December 31,
	Notes	2025	2024

Assets
Current Assets
Cash and Cash Equivalents		2,563	3,093
Accounts Receivable and Accrued Revenues		2,916	2,614
Income Tax Receivable		60	231
Inventories		3,917	4,496
Total Current Assets		9,456	10,434
Restricted Cash		248	241
Exploration and Evaluation Assets, Net	1,7	526	484
Property, Plant and Equipment, Net	1,8	38,568	38,568
Right-of-Use Assets, Net	1,9	2,044	1,950
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		338	399
Other Assets		477	451
Deferred Income Taxes		1,215	1,064
Goodwill	1	2,923	2,923
Total Assets		55,820	56,539

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,218	6,242
Income Tax Payable		115	396
Short-Term Borrowings	10	256	173
Long-Term Debt	10	182	192
Lease Liabilities	9	371	359
Total Current Liabilities		7,142	7,362
Long-Term Debt	10	7,059	7,342
Lease Liabilities	9	2,618	2,568
Decommissioning Liabilities	11	4,710	4,534
Other Liabilities	12	873	919
Deferred Income Taxes		4,001	4,045
Total Liabilities		26,403	26,770
Shareholders’ Equity		29,402	29,754
Non-Controlling Interest		15	15
Total Liabilities and Equity		55,820	56,539

Commitments and Contingencies	20

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 13)	(Note 13)	(Note 13)	(Note 13)			(Note 14)

As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	2,176	—	2,176
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	535	535
Total Comprehensive Income (Loss)	—	—	—	—	—	2,176	535	2,711
Common Shares Issued Under Stock Option Plans	66	—	—	—	(16)	—	—	50
Purchase of Common Shares Under NCIB (2)	(195)	—	—	—	(410)	—	—	(605)
Warrants Exercised	26	—	—	(9)	—	—	—	17
Stock-Based Compensation Expense	—	—	—	—	6	—	—	6
Base Dividends on Common Shares	—	—	—	—	—	(596)	—	(596)
Variable Dividends on Common Shares	—		—	—	—	(251)	—	(251)
Dividends on Preferred Shares	—	—	—	—	—	(18)	—	(18)
As at June 30, 2024	15,928	—	519	16	1,582	10,224	1,743	30,012

As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	1,710	—	1,710
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(668)	(668)
Total Comprehensive Income (Loss)	—	—	—	—	—	1,710	(668)	1,042
Common Shares Issued Under Stock Option Plans	9	—	—	—	(2)	—	—	7
Purchase of Common Shares Under NCIB (2)	(173)	—	—	—	(190)	—	—	(363)
Purchase of Common Shares Under Employee Benefit Plan	—	(73)	—	—	—	—	—	(73)
Common Shares Issued Under Employee Benefit Plan	—	82	—	—	(6)	—	—	76
Preferred Shares Redeemed	—	—	(243)	—	(107)	—	—	(350)
Warrants Exercised	4	—	—	(1)	—	—	—	3
Stock-Based Compensation Expense	—	—	—	—	7	—	—	7
Base Dividends on Common Shares	—	—	—	—	—	(691)	—	(691)
Dividends on Preferred Shares	—	—	—	—	—	(10)	—	(10)
As at June 30, 2025	15,499	(34)	113	11	646	11,522	1,645	29,402

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2025	2024	2025	2024

Operating Activities
Net Earnings (Loss)		851	1,000	1,710	2,176
Depreciation, Depletion and Amortization	8,9	1,184	1,233	2,498	2,428
Deferred Income Tax Expense (Recovery)	5	(127)	(46)	(193)	(78)
Unrealized (Gain) Loss on Risk Management	17	(69)	(7)	(46)	24
Unrealized Foreign Exchange (Gain) Loss	4	(420)	85	(401)	209
(Gain) Loss on Divestiture of Assets		(3)	1	(3)	(104)
Re-measurement of Contingent Payments		—	2	—	30
Unwinding of Discount on Decommissioning Liabilities	11	58	56	116	113
(Income) Loss From Equity-Accounted Affiliates		(43)	(28)	(36)	(37)
Distributions Received From Equity-Accounted Affiliates		58	87	83	118
Stock-Based Compensation, Net of Payments		12	24	19	(130)
Other		18	(46)	(16)	(146)
Settlement of Decommissioning Liabilities	11	(68)	(48)	(104)	(96)
Net Change in Non-Cash Working Capital	19	923	494	62	225
Cash From (Used in) Operating Activities		2,374	2,807	3,689	4,732

Investing Activities
Acquisitions, Net of Cash Acquired		(129)	(5)	(229)	(15)
Capital Investment	1	(1,164)	(1,155)	(2,393)	(2,191)
Proceeds From Divestitures		13	—	13	25
Net Change in Investments and Other		(17)	(51)	(13)	(64)
Net Change in Non-Cash Working Capital	19	(78)	41	(101)	(60)
Cash From (Used in) Investing Activities		(1,375)	(1,170)	(2,723)	(2,305)

Net Cash Provided (Used) Before Financing Activities		999	1,637	966	2,427

Financing Activities	19
Net Issuance (Repayment) of Short-Term Borrowings		(84)	136	66	(39)
Repayment of Long-Term Debt		—	—	(12)	—
Principal Repayment of Leases	9	(94)	(75)	(177)	(145)
Net Proceeds (Repayment) on Repurchase Agreements		(72)	—	228	—
Common Shares Issued Under Stock Option Plans		4	46	7	50
Purchase of Common Shares Under NCIB	13	(301)	(440)	(363)	(605)
Purchase of Common Shares Under Employee Benefit Plan	13	(15)	—	(73)	—
Redemption of Preferred Shares	13	(150)	—	(350)	—
Proceeds From Exercise of Warrants		2	15	3	17
Dividends Paid	6	(368)	(594)	(701)	(865)
Other		—	—	—	(2)
Cash From (Used in) Financing Activities		(1,078)	(912)	(1,372)	(1,589)

Effect of Foreign Exchange on Cash and Cash Equivalents		(126)	29	(124)	89
Increase (Decrease) in Cash and Cash Equivalents		(205)	754	(530)	927
Cash and Cash Equivalents, Beginning of Period		2,768	2,400	3,093	2,227
Cash and Cash Equivalents, End of Period		2,563	3,154	2,563	3,154

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1 and 2 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment also includes the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”), a jointly-owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	4,793	6,056	281	264	335	471	5,409	6,791
Intersegment Sales	1,717	1,497	268	427	—	—	1,985	1,924
	6,510	7,553	549	691	335	471	7,394	8,715
Royalties	(589)	(814)	(12)	(22)	(20)	(23)	(621)	(859)
Revenues	5,921	6,739	537	669	315	448	6,773	7,856
Expenses
Purchased Product	856	403	255	412	—	—	1,111	815
Transportation and Blending	2,535	2,953	83	83	3	7	2,621	3,043
Operating	700	615	115	132	81	142	896	889
Realized (Gain) Loss on Risk Management	8	20	—	—	—	—	8	20
Operating Margin	1,822	2,748	84	42	231	299	2,137	3,089
Unrealized (Gain) Loss on Risk Management	16	1	(1)	2	—	—	15	3
Depreciation, Depletion and Amortization	749	772	117	111	93	156	959	1,039
Exploration Expense	2	1	—	—	1	4	3	5
(Income) Loss From Equity- Accounted Affiliates	(38)	(14)	1	—	(7)	(13)	(44)	(27)
Segment Income (Loss)	1,093	1,988	(33)	(71)	144	152	1,204	2,069

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended June 30,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales (1)	1,076	1,037	6,455	7,613	7,531	8,650
Intersegment Sales	212	98	—	2	212	100
	1,288	1,135	6,455	7,615	7,743	8,750
Royalties	—	—	—	—	—	—
Revenues (1)	1,288	1,135	6,455	7,615	7,743	8,750
Expenses
Purchased Product (1)	1,040	975	5,838	6,821	6,878	7,796
Transportation and Blending	—	—	—	—	—	—
Operating	141	415	806	684	947	1,099
Realized (Gain) Loss on Risk Management	—	—	(11)	8	(11)	8
Operating Margin	107	(255)	(178)	102	(71)	(153)
Unrealized (Gain) Loss on Risk Management	—	—	—	(10)	—	(10)
Depreciation, Depletion and Amortization	52	54	149	112	201	166
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	55	(309)	(327)	—	(272)	(309)
(1)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

	Corporate and Eliminations		Consolidated
For the three months ended June 30,	2025	2024	2025	2024
Gross Sales
External Sales (1)	—	—	12,940	15,441
Intersegment Sales	(2,197)	(2,024)	—	—
	(2,197)	(2,024)	12,940	15,441
Royalties	—	—	(621)	(859)
Revenues (1)	(2,197)	(2,024)	12,319	14,582
Expenses
Purchased Product (1)	(1,908)	(1,730)	6,081	6,881
Transportation and Blending	(161)	(178)	2,460	2,865
Purchased Product, Transportation and Blending (1)	(2,069)	(1,908)	8,541	9,746
Operating	(95)	(65)	1,748	1,923
Realized (Gain) Loss on Risk Management	(20)	—	(23)	28
Unrealized (Gain) Loss on Risk Management	(84)	—	(69)	(7)
Depreciation, Depletion and Amortization	24	28	1,184	1,233
Exploration Expense	—	—	3	5
(Income) Loss From Equity-Accounted Affiliates	1	(1)	(43)	(28)
Segment Income (Loss)	46	(78)	978	1,682
General and Administrative	153	175	153	175
Finance Costs, Net	114	141	114	141
Integration, Transaction and Other Costs	77	39	77	39
Foreign Exchange (Gain) Loss, Net	(353)	55	(353)	55
(Gain) Loss on Divestiture of Assets	(3)	1	(3)	1
Re-measurement of Contingent Payments	—	2	—	2
Other (Income) Loss, Net	(26)	(40)	(26)	(40)
	(38)	373	(38)	373
Earnings (Loss) Before Income Tax			1,016	1,309
Income Tax Expense (Recovery)			165	309
Net Earnings (Loss)			851	1,000
(1)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	10,697	11,069	724	641	786	828	12,207	12,538
Intersegment Sales	3,670	3,112	769	929	—	—	4,439	4,041
	14,367	14,181	1,493	1,570	786	828	16,646	16,579
Royalties	(1,450)	(1,511)	(32)	(46)	(45)	(49)	(1,527)	(1,606)
Revenues	12,917	12,670	1,461	1,524	741	779	15,119	14,973
Expenses
Purchased Product	1,488	692	790	894	—	—	2,278	1,586
Transportation and Blending	5,686	5,686	173	161	9	7	5,868	5,854
Operating	1,377	1,275	242	285	170	227	1,789	1,787
Realized (Gain) Loss on Risk Management	—	33	(1)	(7)	—	—	(1)	26
Operating Margin	4,366	4,984	257	191	562	545	5,185	5,720
Unrealized (Gain) Loss on Risk Management	9	(12)	(1)	8	—	—	8	(4)
Depreciation, Depletion and Amortization	1,583	1,546	237	221	223	287	2,043	2,054
Exploration Expense	6	4	—	—	2	8	8	12
(Income) Loss From Equity- Accounted Affiliates	(38)	(14)	1	1	(15)	(23)	(52)	(36)
Segment Income (Loss)	2,806	3,460	20	(39)	352	273	3,178	3,694

	Downstream
	Canadian Refining		U.S. Refining		Total
For the six months ended June 30,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales (1)	2,061	2,200	12,877	14,513	14,938	16,713
Intersegment Sales	509	267	1	3	510	270
	2,570	2,467	12,878	14,516	15,448	16,983
Royalties	—	—	—	—	—	—
Revenues (1)	2,570	2,467	12,878	14,516	15,448	16,983
Expenses
Purchased Product (1)	2,116	2,062	11,844	12,619	13,960	14,681
Transportation and Blending	—	—	—	—	—	—
Operating	279	592	1,522	1,294	1,801	1,886
Realized (Gain) Loss on Risk Management	—	—	(5)	9	(5)	9
Operating Margin	175	(187)	(483)	594	(308)	407
Unrealized (Gain) Loss on Risk Management	—	—	(8)	(2)	(8)	(2)
Depreciation, Depletion and Amortization	99	98	307	223	406	321
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	76	(285)	(782)	373	(706)	88
(1)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

	Corporate and Eliminations		Consolidated
For the six months ended June 30,	2025	2024	2025	2024
Gross Sales
External Sales (1)	—	—	27,145	29,251
Intersegment Sales	(4,949)	(4,311)	—	—
	(4,949)	(4,311)	27,145	29,251
Royalties	—	—	(1,527)	(1,606)
Revenues (1)	(4,949)	(4,311)	25,618	27,645
Expenses
Purchased Product (1)	(4,278)	(3,587)	11,960	12,680
Transportation and Blending	(417)	(414)	5,451	5,440
Purchased Product, Transportation and Blending (1)	(4,695)	(4,001)	17,411	18,120
Operating	(213)	(195)	3,377	3,478
Realized (Gain) Loss on Risk Management	(25)	3	(31)	38
Unrealized (Gain) Loss on Risk Management	(46)	30	(46)	24
Depreciation, Depletion and Amortization	49	53	2,498	2,428
Exploration Expense	—	—	8	12
(Income) Loss From Equity-Accounted Affiliates	16	(1)	(36)	(37)
Segment Income (Loss)	(35)	(200)	2,437	3,582
General and Administrative	350	421	350	421
Finance Costs, Net	250	276	250	276
Integration, Transaction and Other Costs	79	72	79	72
Foreign Exchange (Gain) Loss, Net	(353)	154	(353)	154
(Gain) Loss on Divestiture of Assets	(3)	(104)	(3)	(104)
Re-measurement of Contingent Payments	—	30	—	30
Other (Income) Loss, Net	(32)	(130)	(32)	(130)
	291	719	291	719
Earnings (Loss) Before Income Tax			2,146	2,863
Income Tax Expense (Recovery)			436	687
Net Earnings (Loss)			1,710	2,176
(1)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	4,341	5,819	71	69	72	151	4,484	6,039
Natural Gas and Other	86	100	163	110	201	232	450	442
NGLs (1)	366	137	47	85	62	88	475	310
External Sales	4,793	6,056	281	264	335	471	5,409	6,791

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended June 30,	2025	2024	2025	2024	2025	2024
Gasoline	62	132	3,199	3,782	3,261	3,914
Distillates (2)	346	356	2,322	2,814	2,668	3,170
Synthetic Crude Oil	402	270	—	—	402	270
Asphalt	130	152	241	285	371	437
Other Products and Services (3)	136	127	693	732	829	859
External Sales	1,076	1,037	6,455	7,613	7,531	8,650

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	9,764	10,694	109	124	218	192	10,091	11,010
Natural Gas and Other	164	180	467	346	429	465	1,060	991
NGLs (1)	769	195	148	171	139	171	1,056	537
External Sales	10,697	11,069	724	641	786	828	12,207	12,538

	Downstream
	Canadian Refining		U.S. Refining		Total
For the six months ended June 30,	2025	2024	2025	2024	2025	2024
Gasoline	111	235	6,313	7,100	6,424	7,335
Distillates (2)	702	748	4,807	5,545	5,509	6,293
Synthetic Crude Oil	806	735	—	—	806	735
Asphalt	200	225	435	431	635	656
Other Products and Services (3)	242	257	1,322	1,437	1,564	1,694
External Sales	2,061	2,200	12,877	14,513	14,938	16,713
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
(3)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
C) Geographical Information

	Revenues (1)
	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Canada	5,388	8,094	11,572	13,298
United States (2)	6,688	6,192	13,521	13,760
China	243	296	525	587
Consolidated	12,319	14,582	25,618	27,645
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.
(2)Comparative periods reflect certain revisions. See Note 21.

	Non-Current Assets (1)
	June 30,	December 31,
As at	2025	2024
Canada	37,685	37,006
United States	5,548	5,902
China	1,046	1,249
Indonesia	246	295
Consolidated	44,525	44,452
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
As at	2025	2024	2025	2024	2025	2024
Oil Sands	499	461	24,843	24,646	990	1,018
Conventional	20	15	2,226	2,230	50	57
Offshore	7	8	3,580	3,365	243	95
Canadian Refining	—	—	2,462	2,511	51	39
U.S. Refining	—	—	5,213	5,538	320	342
Corporate and Eliminations	—	—	244	278	390	399
Consolidated	526	484	38,568	38,568	2,044	1,950

	Goodwill		Total Assets
	June 30,	December 31,	June 30,	December 31,
As at	2025	2024	2025	2024
Oil Sands	2,923	2,923	31,705	31,668
Conventional	—	—	2,556	2,610
Offshore	—	—	4,387	4,089
Canadian Refining	—	—	2,912	2,901
U.S. Refining	—	—	8,859	9,517
Corporate and Eliminations	—	—	5,401	5,754
Consolidated	2,923	2,923	55,820	56,539

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
E) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Capital Investment
Oil Sands	644	613	1,407	1,260
Conventional	73	68	195	194
Offshore
Atlantic	253	266	480	424
Asia Pacific	17	29	31	30
Total Upstream	987	976	2,113	1,908

Canadian Refining	28	70	50	101
U.S. Refining	146	100	223	167
Total Downstream	174	170	273	268

Corporate and Eliminations	3	9	7	15
	1,164	1,155	2,393	2,191
Acquisitions
Oil Sands	136	4	228	6
Conventional	33	1	33	9
	169	5	261	15
Total Capital Expenditures	1,333	1,160	2,654	2,206
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2024, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective July 30, 2025.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

3. FINANCE COSTS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Interest Expense – Short-Term Borrowings and Long-Term Debt	77	77	156	153
Interest Expense – Lease Liabilities (Note 9)	40	40	83	79
Unwinding of Discount on Decommissioning Liabilities (Note 11)	58	56	116	113
Other	10	15	16	21
Capitalized Interest	(21)	(10)	(38)	(18)
Finance Costs	164	178	333	348
Interest Income	(50)	(37)	(83)	(72)
	114	141	250	276

4. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	(278)	52	(283)	175
Other	(142)	33	(118)	34
Unrealized Foreign Exchange (Gain) Loss	(420)	85	(401)	209
Realized Foreign Exchange (Gain) Loss	67	(30)	48	(55)
	(353)	55	(353)	154

5. INCOME TAXES

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Current Tax
Canada	224	300	503	646
United States	—	(9)	—	2
Asia Pacific	57	56	102	100
Other International	11	8	24	17
Total Current Tax Expense (Recovery)	292	355	629	765
Deferred Tax Expense (Recovery)	(127)	(46)	(193)	(78)
	165	309	436	687

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

6. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Net Earnings (Loss)	851	1,000	1,710	2,176
Effect of Cumulative Dividends on Preferred Shares	(4)	(9)	(10)	(18)
Net Earnings (Loss) – Basic	847	991	1,700	2,158
Effect of Stock-Based Compensation	(26)	2	(20)	—
Net Earnings (Loss) – Diluted	821	993	1,680	2,158

Basic – Weighted Average Number of Shares (thousands)	1,810,639	1,859,377	1,815,975	1,863,585
Dilutive Effect of Warrants	2,205	4,696	2,391	5,426
Dilutive Effect of Stock-Based Compensation	6,534	10,162	8,077	6,336
Diluted – Weighted Average Number of Shares (thousands)	1,819,378	1,874,235	1,826,443	1,875,347

Net Earnings (Loss) Per Common Share – Basic ($)	0.47	0.53	0.94	1.16
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.45	0.53	0.92	1.15
(1)For both the three and six months ended June 30, 2025, 8.9 million (2024 — 10.4 million and 20.4 million, respectively) common shares related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share, as the effect was anti-dilutive.
B) Common Share Dividends

	2025		2024
For the six months ended June 30,	Per Share	Amount	Per Share	Amount
Base Dividends	0.380	691	0.320	596
Variable Dividends	—	—	0.135	251
Total Common Share Dividends Declared and Paid	0.380	691	0.455	847
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On July 30, 2025, the Company’s Board of Directors declared a third quarter base dividend of $0.200 per common share, payable on September 29, 2025, to common shareholders of record as at September 15, 2025.
C) Preferred Share Dividends

For the six months ended June 30,	2025	2024
Series 1 First Preferred Shares	3	3
Series 2 First Preferred Shares	1	1
Series 3 First Preferred Shares	—	6
Series 5 First Preferred Shares	2	5
Series 7 First Preferred Shares	4	3
Total Preferred Share Dividends Declared	10	18
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the six months ended June 30, 2025, the Company paid preferred share dividends of $10 million (2024 – $18 million).
On July 30, 2025, the Company’s Board of Directors declared third quarter preferred share dividends of $2 million payable on October 1, 2025, to preferred shareholders of record as at September 15, 2025.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

7. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2024	484
Additions	43
Exchange Rate Movements and Other	(1)
As at June 30, 2025	526

8. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2024	52,090	280	14,325	1,975	68,670
Acquisitions	261	—	—	—	261
Additions	2,070	2	268	10	2,350
Change in Decommissioning Liabilities	98	—	—	—	98
Divestitures	(5)	—	—	(6)	(11)
Exchange Rate Movements and Other	(172)	(9)	(623)	(8)	(812)
As at June 30, 2025	54,342	273	13,970	1,971	70,556

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2024	21,849	141	6,675	1,437	30,102
Depreciation, Depletion and Amortization	1,945	7	343	42	2,337
Divestitures	(1)	—	—	—	(1)
Exchange Rate Movements and Other	(100)	(9)	(339)	(2)	(450)
As at June 30, 2025	23,693	139	6,679	1,477	31,988

CARRYING VALUE
As at December 31, 2024	30,241	139	7,650	538	38,568
As at June 30, 2025	30,649	134	7,291	494	38,568
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

9. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2024	592	2,392	178	125	3,287
Additions	4	182	—	13	199
Exchange Rate Movements and Other	1	(41)	(8)	1	(47)
As at June 30, 2025	597	2,533	170	139	3,439

ACCUMULATED DEPRECIATION
As at December 31, 2024	193	999	94	51	1,337
Depreciation	19	119	4	19	161
Exchange Rate Movements and Other	(1)	(96)	(5)	(1)	(103)
As at June 30, 2025	211	1,022	93	69	1,395

CARRYING VALUE
As at December 31, 2024	399	1,393	84	74	1,950
As at June 30, 2025	386	1,511	77	70	2,044
(1)Includes a pipeline, storage tanks, railcars, vessels, barges, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.
B) Lease Liabilities

Total
As at December 31, 2024	2,927
Additions	197
Interest Expense (Note 3)	83
Lease Payments	(260)
Exchange Rate Movements and Other	42
As at June 30, 2025	2,989
Less: Current Portion	371
Long-Term Portion	2,618

10. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		June 30,	December 31,
As at	Notes	2025	2024
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	256	173
Total Debt Principal		256	173
i) Uncommitted Demand Facilities
As at June 30, 2025, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2024 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at June 30, 2025, there were outstanding letters of credit aggregating to $363 million (December 31, 2024 – $355 million) and no direct borrowings (December 31, 2024 – $nil).

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million (December 31, 2024 – US$450 million) that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at June 30, 2025, US$376 million was drawn on these facilities, of which Cenovus’s proportionate share was US$188 million (C$256 million). As at December 31, 2024, Cenovus's proportionate share of drawings was US$120 million (C$173 million).
B) Long-Term Debt

	June 30,	December 31,
As at	2025	2024
Committed Credit Facility	—	—
U.S. Dollar Denominated Unsecured Notes (1)	5,187	5,470
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,187	7,470
Debt Premiums (Discounts), Net, and Transaction Costs	54	64
Long-Term Debt	7,241	7,534
Less: Current Portion	182	192
Long-Term Portion	7,059	7,342
(1)Total U.S. dollar denominated unsecured notes as at June 30, 2025, was US$3.8 billion (December 31, 2024 — US$3.8 billion).
As at June 30, 2025, the Company had in place a committed credit facility that consists of a $2.2 billion tranche maturing on June 26, 2027, and a $3.3 billion tranche maturing on June 26, 2028. As at June 30, 2025, no amount was drawn on the credit facility (December 31, 2024 – $nil).
The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
As at June 30, 2025, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
Upon maturity on July 15, 2025, the Company repaid its 5.38 percent unsecured notes with a principal of US$133 million, in full.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
Net Debt to Adjusted EBITDA

	June 30,	December 31,
As at	2025	2024
Short-Term Borrowings	256	173
Current Portion of Long-Term Debt	182	192
Long-Term Portion of Long-Term Debt	7,059	7,342
Total Debt	7,497	7,707
Less: Cash and Cash Equivalents	(2,563)	(3,093)
Net Debt	4,934	4,614

Net Earnings (Loss)	2,676	3,142
Add (Deduct):
Finance Costs, Net	488	514
Income Tax Expense (Recovery)	678	929
Depreciation, Depletion and Amortization	4,941	4,871
Exploration and Evaluation Asset Write-downs	37	37
(Income) Loss From Equity-Accounted Affiliates	(65)	(66)
Unrealized (Gain) Loss on Risk Management	(58)	12
Foreign Exchange (Gain) Loss, Net	(45)	462
(Gain) Loss on Divestiture of Assets	(18)	(119)
Re-measurement of Contingent Payments	—	30
Other (Income) Loss, Net	43	(55)
Adjusted EBITDA (1)	8,677	9,757

Net Debt to Adjusted EBITDA (times)	0.6	0.5
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	June 30,	December 31,
As at	2025	2024
Net Debt	4,934	4,614

Cash From (Used in) Operating Activities	8,192	9,235
(Add) Deduct:
Settlement of Decommissioning Liabilities	(242)	(234)
Net Change in Non-Cash Working Capital	1,142	1,305
Adjusted Funds Flow (1)	7,292	8,164

Net Debt to Adjusted Funds Flow (times)	0.7	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	June 30,	December 31,
As at	2025	2024
Net Debt	4,934	4,614
Shareholders’ Equity	29,402	29,754
Capitalization	34,336	34,368

Net Debt to Capitalization (percent)	14	13

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

11. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2024	4,534
Liabilities Incurred	12
Liabilities Acquired	82
Liabilities Settled	(104)
Change in Estimated Future Cash Flows	86
Unwinding of Discount on Decommissioning Liabilities (Note 3)	116
Exchange Rate Movements	(16)
As at June 30, 2025	4,710
As at June 30, 2025, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.2 percent (December 31, 2024 – 5.2 percent) and assumes an inflation rate of two percent (December 31, 2024 – two percent).

12. OTHER LIABILITIES

	June 30,	December 31,
As at	2025	2024
Renewable Volume Obligation, Net (1)	322	284
Pension and Other Post-Employment Benefit Plan	262	269
Employee Long-Term Incentives	75	96
Provisions for Onerous and Unfavourable Contracts	62	66
Provision for West White Rose Expansion Project	11	54
Other	141	150
	873	919
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $940 million and $618 million, respectively (December 31, 2024 – $652 million and $368 million, respectively).

13. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	June 30, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,825,038	15,659	1,871,868	16,031
Issued Under Stock Option Plans	653	9	5,049	68
Purchase of Common Shares Under NCIB	(20,177)	(173)	(55,861)	(479)
Issued Upon Exercise of Warrants	428	4	3,982	39
Outstanding, End of Period	1,805,942	15,499	1,825,038	15,659
As at June 30, 2025, there were 24.8 million common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
C) Normal Course Issuer Bid
On November 7, 2024, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 127.5 million common shares during the period from November 11, 2024, to November 10, 2025.
For the six months ended June 30, 2025, the Company purchased and cancelled 20.2 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $17.64 per common share for a total of $356 million. Paid in surplus was reduced by $190 million, of which $183 million represents the excess of the purchase price of the common shares over their average carrying value and $7 million relates to share buyback tax.
From July 1, 2025, to July 28, 2025, the Company purchased an additional 6.6 million common shares for $129 million. As at July 28, 2025, the Company can further purchase up to 99.6 million common shares under the NCIB.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	June 30, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,000	43	—	—
Purchased Under Employee Benefit Plan	3,600	73	2,000	43
Distributed Under Employee Benefit Plan	(3,821)	(82)	—	—
Outstanding, End of Period	1,779	34	2,000	43
Paid in surplus was reduced by $6 million, representing the difference between the long-term incentive obligation and the weighted average carrying value of the treasury shares on settlement.
E) Issued and Outstanding – Preferred Shares

	June 30, 2025		December 31, 2024
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	26,000	356	36,000	519
Preferred Shares Redeemed	(14,000)	(243)	(10,000)	(163)
Outstanding, End of Period	12,000	113	26,000	356
On March 31, 2025, and June 30, 2025, Cenovus exercised its right to redeem all 8.0 million of the Company’s series 5 preferred shares, and 6.0 million of the Company’s series 7 preferred shares, respectively. The preferred shares were redeemed at a price of $25.00 per share, for a total of $350 million. Paid in surplus was reduced by $107 million, representing the excess of the purchase price of the preferred shares over their carrying value.

As at June 30, 2025	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	4.37	1,260
(1) The floating-rate dividend was 5.21 percent from December 31, 2024, to March 30, 2025, and 4.57 percent from March 31, 2025, to June 29, 2025.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
F) Issued and Outstanding – Warrants

	June 30, 2025		December 31, 2024
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	3,643	12	7,625	25
Exercised	(428)	(1)	(3,982)	(13)
Outstanding, End of Period	3,215	11	3,643	12
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	24	140	393	557
Income Tax (Expense) Recovery	(6)	(16)	—	(22)
As at June 30, 2024	73	209	1,461	1,743

As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	10	(4)	(672)	(666)
Income Tax (Expense) Recovery	(2)	—	—	(2)
As at June 30, 2025	77	152	1,416	1,645

15. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units. As at June 30, 2025, no Cenovus replacement stock options were outstanding.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at June 30, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	11,624	5,564
Performance Share Units	7,589	—
Restricted Share Units	10,134	—
Deferred Share Units	2,046	2,046
The weighted average exercise price of NSRs outstanding as at June 30, 2025, was $18.96.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

	Units Granted	Units Vested and Exercised/ Paid Out
For the six months ended June 30, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	4,361	644
Cenovus Replacement Stock Options	—	329
Performance Share Units	3,344	2,270
Restricted Share Units	4,343	1,936
Deferred Share Units	345	99

	Weighted Average Exercise Price	Units Exercised
For the six months ended June 30, 2025	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	12.64	316
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	9.48	328
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	3.54	317
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	12
(1)NSRs were net settled for 328 thousand common shares.
(2)Cenovus replacement stock options were net settled for 9 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Stock Options With Associated Net Settlement Rights	3	3	6	7
Cenovus Replacement Stock Options	1	—	(1)	3
Performance Share Units	5	13	15	61
Restricted Share Units	7	17	21	52
Deferred Share Units	(2)	1	(1)	12
Stock-Based Compensation Expense (Recovery)	14	34	40	135
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

16. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services.
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Revenues from Construction and Management Services	37	38	66	69
Transportation Expenses	69	71	137	140

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

17. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at June 30, 2025, the carrying value of Cenovus’s long-term debt was $7.2 billion and the fair value was $6.7 billion (December 31, 2024, carrying value – $7.5 billion; fair value – $6.9 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2024	219
Acquisitions	2
Transfer to Investments in Equity-Accounted Affiliates	(5)
Changes in Fair Value	(4)
As at June 30, 2025	212
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
Summary of Risk Management Positions

	June 30, 2025			December 31, 2024
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas, and Refined Products	8	16	(8)	9	10	(1)
Power Contracts	6	—	6	6	—	6
Renewable Power Contracts	47	1	46	5	—	5
Foreign Exchange Rate Contracts	2	—	2	—	3	(3)
	63	17	46	20	13	7
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	June 30,	December 31,
As at	2025	2024
Level 2 – Prices Sourced From Observable Data or Market Corroboration	—	2
Level 3 – Prices Sourced From Partially Unobservable Data	46	5
	46	7
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2024	7
Change in Fair Value of Contracts in Place, Beginning of Year	48
Change in Fair Value of Contracts Entered Into During the Period	22
Fair Value of Contracts Realized During the Period	(31)
As at June 30, 2025	46
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Realized (Gain) Loss	(23)	28	(31)	38
Unrealized (Gain) Loss	(69)	(7)	(46)	24
(Gain) Loss on Risk Management	(92)	21	(77)	62
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025

18. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at June 30, 2025, the fair value of risk management positions was a net asset of $46 million. As at June 30, 2025, there were foreign exchange contracts with a notional value of US$150 million (December 31, 2024 – US$250 million). As at June 30, 2025, and December 31, 2024, there were no outstanding interest rate contracts or cross currency interest rate swap contracts.
Net Fair Value of Risk Management Positions

As at June 30, 2025	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	5.5 MMbbls	July 2025 - December 2026	US$63.41/bbl	—
WTI Fixed – Buy	0.1 MMbbls	July 2025 - December 2026	US$61.51/bbl	—
Power Contracts				6
Renewable Power Contracts				46
Other Financial Positions (4)				(8)
Foreign Exchange Rate Contracts				2
Total Fair Value				46
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual WTI contracts with varying terms, the longest of which is 18 months. WTI contracts related to blending are used to help manage price exposure to condensate used for blending.
(4)    Includes risk management positions related to Western Canadian Select (“WCS”), heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at June 30, 2025	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	(6)	6
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	3	(3)
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Natural Gas Commodity Price	± US$0.50/Mcf (2) Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.25/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$10.00/MWh (3) Applied to Power Hedges	42	(42)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	13	(15)
(1)Excluding WCS at Hardisty.
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at June 30, 2025, approximately 74 percent (December 31, 2024 – 79 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at June 30, 2025 (December 31, 2024 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 10, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2025	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,218	—	—	—	6,218
Short-Term Borrowings	256	—	—	—	256
Lease Liabilities (1)	526	890	684	2,504	4,604
Long-Term Debt (1)	498	3,081	675	6,805	11,059
(1)Principal and interest, including current portion, if applicable.

19. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	June 30,	December 31,
As at	2025	2024
Total Current Assets	9,456	10,434
Total Current Liabilities	7,142	7,362
Working Capital	2,314	3,072
B) Changes in Non-Cash Working Capital

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2025	2024	2025	2024
Accounts Receivable and Accrued Revenues	(270)	111	(365)	(578)
Income Tax Receivable	244	(39)	166	177
Inventories	280	(140)	440	(381)
Accounts Payable and Accrued Liabilities	543	640	2	956
Income Tax Payable	48	(37)	(282)	(9)
Total Change in Non-Cash Working Capital	845	535	(39)	165

Net Change in Non-Cash Working Capital – Operating Activities	923	494	62	225
Net Change in Non-Cash Working Capital – Investing Activities	(78)	41	(101)	(60)
Total Change in Non-Cash Working Capital	845	535	(39)	165

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(39)	—	—
Principal Repayment of Leases	—	—	—	—	(145)
Dividends Paid	(865)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(8)	—
Lease Additions	—	—	—	—	20
Base Dividends Declared on Common Shares	596	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	18	—	—	—	—
Exchange Rate Movements and Other	—	—	(3)	175	67
As at June 30, 2024	9	—	137	7,275	2,600

As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	12	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	66	—	—
Repayment of Long-Term Debt	—	—	—	(12)	—
Principal Repayment of Leases	—	—	—	—	(177)
Proceeds on Repurchase Agreements	—	330	—	—	—
Repayment of Repurchase Agreements	—	(102)	—	—	—
Dividends Paid	(701)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(10)	—
Lease Additions	—	—	—	—	197
Base Dividends Declared on Common Shares	691	—	—	—	—
Dividends Declared on Preferred Shares	10	—	—	—	—
Exchange Rate Movements and Other	—	(13)	17	(283)	42
As at June 30, 2025	—	215	256	7,241	2,989

20. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at June 30, 2025	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,081	2,015	1,976	1,950	1,861	14,431	23,314
Real Estate	32	63	60	59	63	532	809
Obligation to Fund HCML	49	99	93	54	42	99	436
Other Long-Term Commitments	466	202	199	165	118	580	1,730
Total Commitments	1,628	2,379	2,328	2,228	2,084	15,642	26,289
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $34 million. Terms are up to 7 years on commencement.
(2)As at June 30, 2025, includes $1.8 billion related to transportation and storage commitments with HMLP.

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2025
There were outstanding letters of credit aggregating to $363 million (December 31, 2024 – $355 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

21. PRIOR PERIOD REVISIONS
In December 2024, it was identified that certain transactions in the U.S. Refining segment were reported on a gross basis in revenues and purchased product rather than on a net basis. As a result, revenues and purchased product were overstated for the three and six months ended June 30, 2024. The prior periods were revised to reflect the change. There was no impact on net earnings (loss), segment income (loss), cash flows or financial position.
The following tables reconcile the amounts previously reported in the Consolidated Statements of Comprehensive Income (Loss) and segmented disclosures to the corresponding revised amounts:

	U.S. Refining Segment			Consolidated
For the three months ended June 30, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	7,918	(303)	7,615	14,885	(303)	14,582
Purchased Product	7,124	(303)	6,821	7,184	(303)	6,881
Transportation and Blending	—	—	—	2,865	—	2,865
Purchased Product, Transportation and Blending	7,124	(303)	6,821	10,049	(303)	9,746
	794	—	794	4,836	—	4,836

	U.S. Refining Segment			Consolidated
For the six months ended June 30, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	15,153	(637)	14,516	28,282	(637)	27,645
Purchased Product	13,256	(637)	12,619	13,317	(637)	12,680
Transportation and Blending	—	—	—	5,440	—	5,440
Purchased Product, Transportation and Blending	13,256	(637)	12,619	18,757	(637)	18,120
	1,897	—	1,897	9,525	—	9,525

Cenovus Energy Inc. – Q2 2025 Interim Consolidated Financial Statements	30